Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(Unaudited, expressed in US Dollars)

Perpetua Resources Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

As at September 30, 2021 and December 31, 2020

(Unaudited, Expressed in US dollars)

	Notes	September 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$56,082,017	$25,037,766
Receivables		77,931	107,727
Prepaid expenses		835,871	646,996
		$56,995,819	$25,792,489
NON-CURRENT ASSETS
Buildings and equipment		$177,079	$189,294
Right-of-use assets	3	76,719	235,965
Environmental reclamation bond	4	3,000,000	-
Exploration and evaluation assets		72,164,334	71,913,864
		$75,418,132	$72,339,123
TOTAL ASSETS		$132,413,951	$98,131,612

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables		$4,101,250	$3,736,222
Current lease liabilities	3	117,553	201,825
Current environmental reclamation liabilities	4	3,371,260	-
		$7,590,063	$3,938,047
NON-CURRENT LIABILITIES
Convertible notes	5	$-	$9,562,293
Convertible note derivatives	6	-	26,060,446
Warrant derivative	7	167,390	874,864
Non-current lease liabilities	3	-	65,136
Non-current environmental reclamation liabilities	4	3,738,647	-
		$3,906,037	$36,562,739
TOTAL LIABILITIES		$11,496,100	$40,500,786

EQUITY
Share capital	8	$615,163,442	$528,715,788
Equity reserve	8	28,681,483	26,176,265
Deficit		(522,927,074)	(497,261,227)
TOTAL EQUITY		$120,917,851	$57,630,826
TOTAL LIABILITIES AND EQUITY		$132,413,951	$98,131,612

Commitments – Notes 3, 4 and 13

See accompanying notes to condensed consolidated financial statements

Perpetua Resources Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

For the three and nine months ended September 30, 2021 and 2020

(Unaudited, expressed in US dollars)

		Three Months Ended		Nine Months Ended
	Notes	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
EXPENSES
Accretion	4	$5,840	$-	$24,169	$-
Consulting		(60,486)	15,341	158,650	24,347
Corporate salaries and benefits		138,400	187,747	885,462	606,429
Depreciation		49,499	69,659	169,750	215,614
Directors’ fees		41,183	41,131	124,319	125,749
Exploration and evaluation	9	6,020,978	6,573,776	24,546,297	18,848,974
Office and administrative		231,943	36,193	1,113,483	91,295
Professional fees		58,507	88,170	315,932	194,497
Share based compensation	8	377,358	417,725	3,050,920	1,305,590
Shareholder and regulatory		129,998	146,554	508,050	312,038
Travel and related costs		10,340	455	14,046	29,304
OPERATING LOSS		$7,003,560	$7,576,751	$30,911,078	$21,753,837

OTHER EXPENSES (INCOME)
Change in fair value of warrant derivative	7	$(342,242)	$702,243	$(707,474)	$741,287
Change in fair value of convertible note derivative	6	(17,645)	153,708,326	(5,710,557)	183,965,145
Finance costs	10	3,027	894,765	373,745	3,137,316
Foreign exchange loss/(gain)		(117,940)	8,397,630	834,841	6,321,492
Interest income		(9,006)	(61,640)	(35,786)	(233,401)
Total other expenses/(income)		$(483,806)	$163,641,324	$(5,245,231)	$193,931,839

NET LOSS AND COMPREHENSIVE LOSS		$6,519,754	$171,218,075	$25,665,847	$215,685,676

NET LOSS PER SHARE, BASIC AND DILUTED		$0.11	$4.90	$0.50	$7.24

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED		57,079,291	34,965,513	51,694,189	29,780,010

See accompanying notes to condensed consolidated financial statements

Perpetua Resources Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the three and nine months ended September 30, 2021 and 2020

(Unaudited, expressed in US dollars)

		Share Capital(i)
	Note	Shares	Amount	Equity Reserve	Deficit	Total
BALANCE, January 1, 2020		27,112,550	$283,489,578	$25,882,516	$(276,629,118)	$32,742,976
Share based compensation	8	-	-	1,232,723	-	1,232,723
Shares issued upon conversion of Convertible Notes	5	19,969,280	242,142,800	-	-	242,142,800
Share issue cost		-	(22,148)	-	-	(22,148)
Shares issued through Stock Appreciation Rights	8	14,886	149,875	(77,009)	-	72,866
Exercise of options	8	374,525	2,868,897	(1,065,462)	-	1,803,435
Net loss and comprehensive loss for the period		-	-	-	(215,685,676)	(215,685,676)
BALANCE, September 30, 2020		47,471,241	$528,629,002	$25,972,768	$(492,314,794)	$62,286,976

BALANCE, January 1, 2021		47,481,134	$528,715,788	$26,176,265	$(497,261,227)	$$57,630,826
Share based compensation	8	-	-	3,024,792	-	3,024,792
Public offering	8	10,952,382	57,500,005		-	57,500,005
Share issue cost	8		(3,243,184)		-	(3,243,184)
Shares issued upon conversion of Convertible Notes	5	4,351,850	31,183,506	-	-	31,183,506
Shares issued through Stock Appreciation Rights	8	39,789	301,794	(279,869)	-	21,925
Exercise of options	8	116,288	705,533	(239,705)	-	465,828
Net loss and comprehensive loss for the period		-	-	-	(25,665,847)	(25,665,847)
BALANCE, September 30, 2021		62,941,443	$615,163,442	$28,681,483	$(522,927,074)	$120,917,851

Footnotes: Common share amounts have been retrospectively restated for all prior periods to reflect the Share Consolidation effected on January 27, 2021. Refer to Note 2(b) – Basis of Presentation for more information.

See accompanying notes to condensed consolidated financial statements

Perpetua Resources Corp.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the three and nine months ended September 30, 2021 and 2020

(Unaudited, expressed in US dollars)

		Three Months Ended		Nine Months Ended
	Notes	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
OPERATING ACTIVITIES:
Net loss		$(6,519,754)	$(171,218,075)	$(25,665,847)	$(215,685,676)
Adjustments for:
Share based compensation	8	368,989	346,632	3,024,792	1,232,723
Depreciation		49,499	69,659	169,750	215,614
Finance costs	3,5,10	3,027	894,765	373,745	2,913,106
Accretion on environmental reclamation liability	4	5,840	-	24,169	-
Change in sublease liability	3	-	-	4,841	-
Change in fair value of warrant derivative	7	(342,242)	702,243	(707,474)	741,287
Change in fair value of convertible note derivative	6	(17,645)	153,708,326	(5,710,557)	183,965,145
Change in environmental reclamation liabilities	4	53,159	-	7,085,738	-
Unrealized foreign exchange loss/(gain)		4,718	8,458,716	915,992	6,448,397
Interest income		(9,003)	(61,640)	(35,786)	(233,401)
Changes in:
Trade and other receivables		(3,381)	(10,784)	32,201	1,999
Prepaid expenses		(529,228)	125,866	(188,875)	324,031
Trade and other payables		550,939	756,930	365,028	(18,605)
Net cash used in operating activities		$(6,385,081)	$(6,227,362)	$(20,312,283)	$(20,095,380)
INVESTING ACTIVITIES:
Purchase of environmental reclamation liabilities surety bond	4	$-	$-	$(3,000,000)	$-
Investment in exploration and evaluation assets		(250,470)	(250,470)	(250,470)	(250,470)
Purchase of buildings and equipment		-	(38,796)	(34,884)	(38,796)
Interest received		3,595	46,594	33,380	269,515
Net cash used in investing activities		$(246,875)	$(242,672)	$(3,251,974)	$(19,751)
FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes	5	$-	$-	$-	$35,000,000
Payment of transaction costs on issuance of convertible notes		-	-	-	(237,170)
Finance cost deducted as share issue cost		-	-	-	224,210
Proceeds from issuance of common shares through exercise of options		11,939	1,718,552	487,753	1,876,302
Proceeds from issuance of common shares through financing	8	57,500,005	-	57,500,005	-
Payment of transaction costs on issuance of common shares through financing	8	(3,243,184)	(22,148)	(3,243,184)	(22,148)
Interest paid on Convertible Notes	5	(7)	(14,169)	(7,190)	(32,521)
Payment of lease liabilities	3	(69,166)	(51,223)	(128,847)	(161,340)
Net cash provided by financing activities		$54,199,589	$1,631,012	$54,608,537	$36,647,333

Effect of foreign exchange on cash and cash equivalents		(7,177)	(28,566)	(29)	(39,765)
Net increase/(decrease) in cash and cash equivalents		47,560,453	(4,867,588)	31,044,251	16,492,437
Cash and cash equivalents, beginning of period		8,521,564	38,864,647	25,037,766	17,504,622
Cash and cash equivalents, end of period		$56,082,017	$33,997,059	$56,082,017	$33,997,059

Cash		$5,357,190	$1,722,440	$5,357,190	$1,722,440
Investment savings		29,246,600	12,073,310	29,246,600	12,073,310
GIC and term deposits		21,478,227	22,201,309	21,478,227	22,201,309
Total cash and cash equivalents		$56,082,017	$33,997,059	$56,082,017	$33,997,059

See accompanying notes to condensed consolidated financial statements

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited, expressed in US dollars)

1.            Nature of Operations

Perpetua Resources Corp. (the “Corporation” or “Perpetua Resources”, formerly Midas Gold Corp.) was incorporated on February 22, 2011 under the Business Corporations Act of British Columbia. The Corporation was organized to hold shares in wholly owned subsidiaries that locate, acquire, develop, and restore mineral properties located principally in the Stibnite – Yellow Pine mining district in Valley County, Idaho, USA. The Corporation’s principal asset is 100% ownership in subsidiaries that control the Stibnite Gold Project (“Stibnite Gold Project” or the “Project”). The Corporation currently operates in one segment, mineral exploration in the United States. The registered office of the Perpetua Resources is 400-725 Granville St, Vancouver, BC, V7Y 1G5, Canada and the corporate office is located at 201-405 S 8th St, Boise ID 83702, USA.

2.            Basis of Preparation

a.	Statement of Compliance

The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB). Our condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the IASB.

b.	Basis of Presentation

These condensed consolidated interim financial statements have been prepared on the historic cost basis except for certain financial instruments, which are measured at fair value.

On January 27, 2021, the Corporation completed a one-for-ten (1:10) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction of the issued and outstanding shares from 474,811,340 to 47,481,134. Shares reserved under the Corporation’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Corporation’s condensed consolidated financial statements have been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.

The preparation of these condensed consolidated interim financial statements is based on the accounting policies consistent with those applied to the consolidated financial statements of Perpetua Resources for the year ended December 31, 2020.

These condensed consolidated interim financial statements do not include all information required for full financial statements and should be read in conjunction with the consolidated financial statements of Perpetua Resources for the year ended December 31, 2020.

These condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2021 and 2020 were approved and authorized for issue by the board of directors on November 12, 2021.

c.	COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, did not materially disrupt the Corporation’s operations during the nine months ended September 30, 2021.

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited, expressed in US dollars)

2.            Basis of Preparation (continued)

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on our business, financial position, and operating results in the future. The Corporation is closely monitoring the impact of the pandemic on all aspects of its business.

3.            Leases

The Corporation leases building space in Vancouver, BC, Donnelly, ID and Boise, ID. The Corporation is utilizing an incremental borrowing rate of 10% for calculating the related lease liabilities and Right-of-Use (“ROU”) assets. In April 2021, the Corporation subleased its Vancouver office for the remainder of the original lease term and classified the sublease as a finance lease. As such, the Corporation derecognized the ROU asset for the Vancouver office while retaining the liability of the head lease.

ROU Assets

Property
Balance, January 1, 2021	$235,965
Additions	-
Derecognition of right-of-use asset (sub-lease)	(46,314)
Depreciation charge for the period	(112,932)
Balance, September 30, 2021	$76,719

Lease Liabilities

September 30, 2021
Maturity analysis – contractual undiscounted cash flows
Less than one year	$74,144
One to five years	-
Total undiscounted lease liabilities at September 30, 2021	$74,144
Lease liabilities included in the statement of financial position at September 30, 2021	$117,553
Current	117,553
Non-Current	-

Amounts recognized in profit and loss

September 30, 2021
Depreciation expense of ROU assets	$(112,932)
Expenses relating to short-term leases	(38,116)
Expenses relating to leases of low-value assets	(9,175)
Interest on lease liabilities	(11,195)
Other income for sub-lease	17,740

Payments made during the period for leases where the Corporation has elected to not recognize ROU assets and lease liabilities are recognized in the statement of net loss and comprehensive loss as presented in the table above.

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited, expressed in US dollars)

3.            Leases (continued)

Amounts recognized in the statement of cash flows

September 30, 2021
Total payments on lease liability	$(135,201)
Principal on leases	(124,006)
Interest expense	(11,195)

4.            Environmental Reclamation Liability

On January 15, 2021 the Corporation agreed to an Administrative Settlement and Order on Consent (“ASAOC”). The Corporation has accounted for their obligation under the ASAOC as an environmental reclamation liability. Upon the signing of the ASAOC, the Corporation recorded an immediate expense of $7.6 million and a corresponding environmental reclamation liability. The provision for the liability associated with the terms of the ASAOC is based on cost estimates developed with the use of engineering consultants, independent contractor quotes and the Corporation’s internal development team and is recognized at the present value of such costs. The timing of cash flows is based on the current schedule for early action items which remain subject to approval. The inflation rate of 2.0% used for the current quarter is calculated as the ten-year average Consumer Price Index for U.S. cities as reported by the Bureau of Labor Statistics. The present value of the environmental reclamation liability may be subject to change based on changes to scope of work, cost estimates, and the timing of cash flow and is adjusted each quarter for accretion and actual work performed. Movements in the environmental reclamation liability during the nine months ended September 30, 2021 are as follows:

Environmental Reclamation Liability
Balance, December 31, 2020	$-
Additions	7,557,784
Work performed on early action items	(1,650,163)
Accretion	24,169
Current quarter additions	1,178,117
Balance, September 30, 2021	$7,109,907
Current	$3,371,260
Non – Current	3,738,647

The company paid $3 million in cash collateral for a surety bond related to the ASAOC statement of work during the nine months ended September 30, 2021.

5.            Convertible Notes

On March 17, 2016, the Corporation issued unsecured convertible notes (the “2016 Notes”) for gross proceeds of $38.5 (C$50.0) million and a maturity date of March 17, 2023. On March 17, 2020, the Corporation issued a second round of unsecured convertible notes (the “2020 Notes”) for gross proceeds of $35.0 (C$47.6) million and a maturity date of March 17, 2027. Both sets of notes, collectively the “Convertible Notes”, have identical features and bear interest at a rate of 0.05% per annum, payable annually in cash or common shares (at the Corporation’s election) or added to the principal and payable on maturity. Upon maturity, and for each set of notes, the outstanding principal amount is due and payable in cash unless converted in advance of that date. The holders of the Convertible Notes may convert any portion of their Convertible Notes at any time prior to the maturity date into common shares of the Corporation, at a price of C$3.541 per share for the 2016 Notes and a price of C$4.655 for the 2020 Notes.

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited, expressed in US dollars)

5.            Convertible Notes (continued)

If there is an equity financing completed at 95% of the conversion price, or below, the conversion price is adjusted downward. The Convertible Notes can be redeemed by the Corporation after four years with not more than 60-days written notice and not less than 30-days written notice when the Corporation’s common shares reach a volume weighted average trading price for 20 consecutive trading days of C$7.082 or higher for the 2016 Notes and C$9.31 or higher for the 2020 Notes. Following the notice of redemption, but prior to the redemption date, the holders may convert their Convertible Notes to be redeemed into common shares at the then-current conversion price.

The terms for the 2020 Notes were announced on March 10, 2020, for gross proceeds of $35.0 million at a USD:CAD exchange rate of 1:1.36 (C$47.6 million due and payable upon maturity). The 2020 Notes were issued on March 17, 2020, with a USD:CAD exchange rate of 1:1.42; this movement resulted in a foreign exchange gain on the date of issuance.

Each set of Convertible Notes are deemed to contain an embedded derivative (collectively, the “Convertible Note Derivatives”) relating to the conversion option. The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods. At inception, for each set of notes, the face value of the notes was reduced by the estimated fair value of the related convertible note derivative and the transaction costs. See below for additional detail of initial value upon issuance of each set of notes:

	2020 Notes	2016 Notes
Gross proceeds upon issuance	$35,000,000	$38,508,431
Foreign exchange gain	(1,419,753)	-
Face value of convertible note	$33,580,247	$38,508,431
Estimated fair value of embedded derivative	(17,197,994)	(19,771,572)
Transaction costs	(213,575)	(429,723)
Convertible note liability, net	$16,168,678	$18,307,136

On August 26, 2020, convertible notes in the aggregate principal amount of C$82,102,500 (C$34,502,500 of the 2016 Notes and C$47,600,000 for all 2020 Notes), were converted for 19,969,280 common shares of Perpetua Resources.

During the nine months ended September 30, 2021, the remaining 2016 Notes in the aggregate principal amount of C$15,409,901 were converted for 4,351,850 common shares of Perpetua Resources. As of September 30, 2021 the Corporation has no outstanding convertible notes.

During March 2021, the fifth annual interest payment was made to the remaining 2016 note holders in cash, in the amount of $6,098 (2020 - $18,353). Upon conversion of the 2016 Notes in May and June, 2021, a total of $1,085 in pro-rated interest payments was made to note holders in cash. Upon conversion of the remaining 2016 notes in September 2021, a total of $7 in pro-rated interest payments was made to note holders in cash.

The components of the Convertible Notes are summarized as follows, including conversion related activity up to and on September 30, 2021:

Convertible Notes
Balance, December 31, 2020	$9,562,293
Accretion and interest expense	362,545
Interest payments	(7,190)
Foreign exchange adjustments	345,471
Conversions	(10,263,119)
Balance, September 30, 2021	$-

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited, expressed in US dollars)

6.            Convertible Note Derivatives

Convertible Note Derivatives related to the Convertible Notes (Note 5) were valued upon initial recognition at fair value using partial differential equation methods and are subsequently re-measured at fair value at each period end through the consolidated statement of net loss and comprehensive loss. The components of the Convertible Note Derivatives are summarized as follows:

Convertible Note Derivative
Balance, December 31, 2020	$26,060,446
Fair value adjustment	(5,710,557)
Foreign exchange adjustments	570,646
Conversions	(20,920,535)
Balance, September 30, 2021	$-

The fair value of the Convertible Note Derivatives was calculated using partial differential equation methods. The assumptions used in the valuation model include the following, with a change in share price having the most significant impact on the valuation:

	September 30, 2021	December 31, 2020
Risk-free interest rate	n/a	0.2%
Expected term (in years)	n/a	2.2
Share Price	n/a	C$12.20
Credit Spread	n/a	10%
Implied discount on share price	n/a	21% - 9%
Expected share price volatility	n/a	77%

7.            Warrant Derivative

In May 2013, the Corporation issued to Franco Nevada Corporation (“Franco”) 200,000 share purchase warrants (“Franco Warrants”). The Franco Warrants are exercisable into 200,000 common shares of the Corporation at C$12.30 per warrant. The Franco Warrants contain a mandatory conversion feature which requires Franco to exercise 100% of the outstanding warrants if, at any time, the volume weighted average trading price of Perpetua Resources’ common shares is equal to or greater than C$32.30 for a period of 30 consecutive trading days. The Franco Warrants expire on May 9, 2023.

The exercise price of the Franco Warrants is denominated in Canadian dollars; however, the functional currency of the Corporation is the US dollar. As a result of this difference in currencies, the proceeds that will be received by the Corporation are not fixed and will vary based on foreign exchange rates and the warrants being a derivative are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as a non-cash gain or loss in the consolidated statement of net loss and comprehensive loss. Upon exercise, the holders will pay the Corporation the respective exercise price for each warrant exercised in exchange for one common share of Perpetua Resources and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital.  The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statement of net loss and comprehensive loss. There are no circumstances in which the Corporation would be required to pay any cash upon exercise or expiry of the warrants.

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited, expressed in US dollars)

7.            Warrant Derivative (continued)

A reconciliation of the change in fair values of the derivative is below:

Fair Value of Warrant Derivative
Balance, December 31, 2020	$874,864
Change in fair value of warrant derivative	(707,474)
Balance, September 30, 2021	$167,390

The fair value of the Franco Warrants was calculated using the Black-Scholes valuation model. The inputs used in the Black-Scholes valuation model are:

	September 30, 2021	December 31, 2020
Share price	C$6.30	C$12.20
Exercise price	C$12.30	C$12.30
Expected term (in years)	1.6	2.4
Expected share price volatility	73%	79%
Annual rate of quarterly dividends	0%	0%
Risk-free interest rate	0.5%	0.2%

8.            Share Capital

a.	Authorized

Unlimited number of common shares without par value.

Unlimited number of first preferred shares without par value.

Unlimited number of second preferred shares without par value.

b.	Common Shares

In August 2021, the Corporation issued 10,952,382 common shares at a price of $5.25 per common share for gross proceeds of approximately $57.5 million with transaction costs of $3.2 million. The net proceeds of the issuance is $54.3 million.

c.	Share purchase options

Under the terms of the Corporation's Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods as determined by the Board of Directors of the Corporation and the exercise price shall not be less than the five-day weighted-average share price on the day preceding the award date, subject to regulatory approval. The Stock Option Plan includes a Stock Appreciation Rights (“SAR”) clause which allows individuals the option to terminate vested options and receive shares in lieu of the benefits which would have been received had the options been exercised. All stock options granted are subject to vesting, with one quarter vesting upon issuance and one quarter vesting on each anniversary from the date of grant.

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited, expressed in US dollars)

8.            Share Capital (continued):

A summary of share purchase option activity within the Corporation’s share-based compensation plan for the year ended December 31, 2020 and the nine months ended September 30, 2021 is as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance December 31, 2019	1,972,625	$7.72
Options granted	442,500	5.72
Options expired	(20,125)	5.44
Options terminated via SAR	(60,250)	6.91
Options exercised	(375,162)	6.54
Balance December 31, 2020	1,959,588	$7.40
Options granted	1,013,500	11.40
Options expired	(176,050)	8.53
Options terminated via SAR	(109,850)	6.00
Options exercised	(116,288)	7.02
Balance, September 30, 2021	2,570,900	$8.98

The number of outstanding options represents 4.1% of the issued and outstanding shares at September 30, 2021. During the three and nine months ended September 30, 2021, the Corporation’s total share-based compensation was $377,358 and $3,050,920 respectively (2020 - $417,725 and $1,305,590, respectively). This is comprised of $377,358 and $3,033,161, respectively, in periodic stock-based compensation related to options granted (2020 - $346,632 and $1,232,723, respectively) and $nil and $17,759 for each period related to SAR activity (2020 – $71,094 and $72,866, respectively).

The fair value of options granted is estimated at the time of the grant using the Black-Scholes option pricing model. The weighted average inputs used in the Black-Scholes option pricing model are:

	Nine Months Ended
	September 30, 2021	September 30, 2020
Fair value options granted	C$6.49	C$3.20
Risk-free interest rate	0.5%	1.4%
Expected term (in years)	5.0	5.0
Expected share price volatility	72.4%	65%
Expected dividend yield	-	-
Expected forfeiture	5%	5%

An analysis of outstanding share purchase options as at September 30, 2021 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices (C$)	Number	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)
$3.50 - $4.40	70,000	$3.82	3.75	22,500	$3.50	3.5
$5.90 - $7.20	682,525	$6.20	2.6	434,900	$6.18	2.3
$8.20 - $8.90	334,750	$8.85	0.6	334,750	$8.88	0.6
$9.10 - $11.80	1,483,625	$10.85	3.6	557,875	$10.50	3.0
$3.50 - $11.80	2,570,900	$9.18	2.95	1,350,025	$8.60	2.2

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited, expressed in US dollars)

8.            Share Capital (continued):

d.	Warrants

There was a total of 200,000 Franco Warrants outstanding as of both December 31, 2020 and September 30, 2021.

9.            Exploration and Evaluation Expenditures

The Corporation’s exploration and evaluation expenditures at the Stibnite Gold Project for the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
ASAOC	$1,295,062	$-	$8,939,165	$-
Consulting and labor cost	939,003	1,218,927	3,614,666	3,784,097
Engineering	191,884	450,226	811,915	1,010,819
Environmental and reclamation	198,570	260,220	592,711	494,112
Field office and drilling support	601,721	612,632	1,605,439	1,466,746
Legal and sustainability	298,949	384,284	945,224	1,211,821
Permitting	2,495,789	3,647,487	8,037,177	10,881,379
Exploration and Evaluation Expenditures	$6,020,978	$6,573,776	$24,546,297	$18,848,974

10.          Finance Costs

The Corporation’s finance costs for the three and nine months ended September 30, 2021 and 2020 were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Accretion on Convertible Notes	$832	$880,131	$359,936	$2,865,066
Transaction costs	-	-	-	224,210
Interest expense on Convertible Notes	7	6,568	2,614	20,684
Interest expense on leases	2,188	8,066	11,195	27,356
	$3,027	$894,765	$373,745	$3,137,316

11.          Financial Instruments

The Corporation classified the fair value of the financial instruments according to the following fair value hierarchy based on the amount of observable inputs used to value the instruments:

The three levels of the fair value hierarchy are:

Level 1 – Values based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Values based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

Level 3 – Values based on prices or valuation techniques that are not based on observable market data.

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited, expressed in US dollars)

11.          Financial Instruments (continued):

At September 30, 2021 and December 31, 2020, the levels in the Fair Value hierarchy into which the Corporation’s financial assets and liabilities are measured and recognized on the balance sheet at fair value are categorized as follows:

			September 30, 2021
	Level 1	Level 2	Level 3
Convertible Note Derivative (Note 6)	$-	$-	$-
Warrant Derivative (Note 7)	-	-	167,390
	$-	$-	$167,390

			December 31, 2020
	Level 1	Level 2	Level 3
Convertible Note Derivative (Note 6)	$-	$-	$26,060,446
Warrant Derivative (Note 7)	-	-	874,864
	$-	$-	$26,935,310

12.          Segmented Information

The Corporation operates in one segment, being the exploration, evaluation, and potential development of the Stibnite Gold Project. Details on a geographic basis are as follows:

	September 30, 2021	December 31, 2020
Assets by geographic segment, at cost
Canada
Current assets	$55,059,777	$24,812,361
Non-current assets	19,554	66,144
	55,079,331	24,878,505
United States
Current assets	1,936,042	980,127
Non-current assets	75,398,578	72,272,980
	77,334,620	73,253,107
	$132,413,951	$98,131,612

Perpetua Resources Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited, expressed in US dollars)

13.          Commitments

a.	Mining Claim Assessments

The Corporation’s affiliate currently holds mining claims on which it has an annual assessment obligation of $250,470 to maintain the claims in good standing. The Corporation is committed to these payments indefinitely. Related to the Mining Claim Assessments is a $335,000 bond related to the Corporation’s exploration activities

b.	Stibnite Foundation

Upon formation of the Stibnite Foundation on February 26, 2019, the Corporation became contractually liable for certain future payments to the Stibnite Foundation based on several triggering events, including receipt of a final ROD issued by the USFS, receipt of all permits and approvals necessary for commencement of construction, commencement of construction, commencement of commercial production, and commencement of the final reclamation phase. These payments could begin as early as Q2 2023 based on the current permitting schedule and range from $0.1 million to $1 million (upon commencement of final reclamation phase) in cash and 150,000 in shares. During commercial production, the Corporation will make payments to the Stibnite Foundation equal to 1% of Total Comprehensive Income less debt repayments or a minimum of $0.5 million.

The Foundation will support projects that benefit the communities surrounding the Stibnite Gold Project and was created through the establishment of the Community Agreement between Perpetua Resources Idaho, Inc. and eight communities and counties throughout the West Central Mountains region of Idaho.

c.	Option Payments on Other Properties

The Corporation is obligated to make option payments on other properties in order to maintain an option to purchase these properties. As at September 30, 2021, and for the year ending December 31, 2021 the remaining payments to hold these options are $192,500, which will be paid in 2021. The agreements include options to extend.